Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly-Held Company	NIRE 35300010230

SUMMARIZED MINUTE OF THE MEETING OF THE BOARD OF DIRECTORS

OF FEBRUARY 7, 2023

DATE AND TIME: On February 7, 2023 at 9:00 am

CHAIR: Pedro Moreira Salles – Co-chairman and Ricardo Villela Marino – Vice chairman.

QUORUM: The majority of the members elected, with the participation of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Once the meeting started, the Board members examined the financial statements for the year ended December 31, 2022, which were the subject matter of: (i) recommendation for approval, as documented in the Summary of the Audit Committee Report; (ii) a favorable opinion of the Supervisory Council; (iii) an unqualified report of the Independent Auditors; and (iv) a declaration from the Board of Officers, agreeing with the opinions in the report of the Independent Auditors, with the financial statements and the management discussion and analysis report for the operation.

Following due consideration, the Board members concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by means of submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, SEC – U.S. Securities and Exchange Commission (SEC), and the New York Stock Exchange (NYSE).

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted this minute, which, after being read and approved by all, were signed. São Paulo (SP), February 7, 2023. (undersigned) Pedro Moreira Salles – Co-chairman; Ricardo Villela Marino – Vice chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, César Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, and Pedro Luiz Bodin de Moraes – Board members.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence